Exhibit 99.1

News Release

July 10, 2019

Turquoise Hill announces the resignation of director Dr. James Gill

Turquoise Hill Resources today announced that the Company’s Board of Directors has accepted the resignation of director Dr. James Gill.

“Jim has served on the Turquoise Hill board for almost five years.” said Peter Gillin, Chairman of Turquoise Hill Board of Directors, “On behalf of the board of directors, the management team and our shareholders, we would like to thank Jim for his valuable contributions.”

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

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Turquoise Hill Resources Ltd.

            Suite 354-200 Granville Street

            Vancouver, BC, Canada V6C 1S4

                    Telephone + 1 604 688 5755

                    Toll Free + 1 877 288 6975

turquoisehill.com